Telanetix, Inc.
11201 SE 8th Street, Suite 200
Bellevue, Washington 98004
(206) 621-3500

September 11, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Telanetix, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-169670

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Telanetix, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-169670), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed on September 30, 2010.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Telanetix, Inc., c/o Intermedia Holdings, Inc., 815 East Middlefield Road, Mountain View, CA 94043, with a copy to Company’s counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation,  701 Fifth Avenue, Suite 5100, Seattle, Washington, 98104, facsimile number (206) 883-2699, attention Brian Keyes and Ben Dickson.

If you have any questions or require any further information, please contact Brian Keyes or Ben Dickson of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (206) 883-2500.

U. S. Securities and Exchange Commission
September 11, 2013

Respectfully submitted,

Telanetix, Inc.

/s/ Michael Gold
Name: Michael Gold
Title: President

cc:	Philip Koen, Intermedia Holdings, Inc.
Martin Korman, Wilson Sonsini Goodrich & Rosati, P.C.
Brian Keyes, Wilson Sonsini Goodrich & Rosati, P.C.